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UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-7221

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/28/02 (MM/DD/YY) AND ENDING 12/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters - North Tower World Financial Center
(No. and Street)

New York (City) New York (State) 10080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John J. Fosina (212) 449-8618
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

RECD S.E.C.
FEB 25 2004
553

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Mark D. Alexander and John J. Fosina, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 26, 2003, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Alexander — 2/23/2004

Signature — Date

First Vice President and Principal Operations Officer

Title

John Fosina — 2/23/2004

Signature — Date

First Vice President and Chief Financial Officer

Title

Subscribed and sworn to before me
on this 23rd day of February, 2004

Notary Public

BINDU S JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES Dec 11 2006

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED AND SUBSIDIARIES
(S.E.C. I.D. No. 8-7221)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 26, 2003
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") as of December 26, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 26, 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 23, 2004

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 26, 2003

(Dollars in Millions, Except Per Share Amount)

ASSETS	
Cash and cash equivalents	$ 2,167
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	17,895
Securities financing transactions	
Receivables under resale agreements	2,309
Receivables under securities borrowed transactions	24,726
	27,035
Trading assets, at fair value (includes securities pledged as collateral of $3,785)	
Corporate debt and preferred stock	7,690
Mortgage and asset-backed	7,156
Equities and convertible debentures	5,289
Contractual agreements	3,466
Money markets	1,874
Municipals	1,521
U.S. Government and agencies	654
Other	1,950
	29,600
Securities received as collateral	2,905
Receivables from affiliated companies	10,575
Other receivables	
Customers (net of allowance for doubtful accounts of $34)	9,777
Brokers and dealers	3,179
Interest and other	1,964
	14,920
Other investments	686
Equipment and facilities (net of accumulated depreciation and amortization of $3,394)	1,124
Other assets	636
Total Assets	$ 107,543

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities financing transactions	
Payables under repurchase agreements	$ 18,998
Payables under securities loaned transactions	5,485
	24,483
Payables to affiliated companies	17,284
Trading liabilities, at fair value	
Equities and convertible debentures	4,980
Corporate debt and preferred stock	4,086
U.S. Government and agencies	2,476
Contractual agreements	894
Municipals	862
Other	196
	13,494
Obligations to return securities received as collateral	2,905
Other Payables	
Customers	18,783
Brokers and dealers	10,447
Compensation and benefits	3,274
Interest and other	3,324
	35,828
Total	93,994
Subordinated borrowings	7,250
Stockholder's Equity	
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	1
Paid-in capital	1,595
Accumulated other comprehensive loss	(6)
Retained earnings	4,709
Total Stockholder's Equity	6,299
Total Liabilities and Stockholder's Equity	$ 107,543

See Notes to Consolidated Balance Sheet.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET AS OF DECEMBER 26, 2003 (Dollars in Millions, Except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), provides investment, financing, and related services to individuals and institutions on a global basis. Services provided to clients include securities brokerage, trading, and underwriting; investment banking, strategic services, including mergers and acquisitions, and other corporate finance advisory activities; origination, brokerage, dealer and related activities in swaps, options, forwards, exchange-traded futures, other derivatives and foreign exchange products; securities clearance and settlement services and investment advisory and related record keeping services. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"). The Company's principal subsidiary is Merrill Lynch Professional Clearing Corp ("MLPCC").

Basis of Presentation—The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and are presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices. All material intercompany transactions and balances have been eliminated.

The Consolidated Balance Sheet is presented in U.S. dollars. The Company's non-U.S. subsidiary has a functional currency (i.e., the currency in which activities are primarily conducted) of Singapore dollars. The non-U.S. subsidiary's assets and liabilities are translated to U.S. dollars at year-end exchange rates. Adjustments that result from translating amounts in the entity's functional currency and related hedging, net of related tax effects, are reported in stockholder's equity as a component of *Accumulated other comprehensive loss.*

At December 26, 2003, approximately $21,885 of assets, $20,297 of liabilities and $800 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholder's equity of these subsidiaries was $788 at December 26, 2003.

Use of Estimates—In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations, the outcome of litigation, the carrying amount of goodwill, the realization of deferred tax assets, certain costs allocated by the Parent, customer award liabilities, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact to the Consolidated Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

Legal and Other Reserves—The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate amount of that liability until years after the litigation has been commenced, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel.

Investment Banking and Advisory Services—Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition.

Balance Sheet Captions—The following are policies related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—Cash and securities segregated for regulatory purposes or deposited with clearing organizations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited for customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission as well as funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers (also referred to as "matched-book" transactions), finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads. The Company also engages in securities financing for customers through margin lending (see *Other receivables and payables*).

Repurchase and resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. These swaps are accounted for at fair value.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not setoff on the Consolidated Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

Transactions where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold are recognized as *Securities received as collateral* as well as *Obligations to return securities received as collateral* on the Consolidated Balance Sheet.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities brokerage, trading and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative financial instruments used for trading purposes or for managing risk exposure in other trading inventory. See the *Derivatives* section for additional information on accounting policy for derivatives.

Trading securities and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's best estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. Estimating the fair value of long-dated derivative contracts and illiquid securities requires significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (i.e., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities or currencies).

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes the legal right of setoff exists under an enforceable netting agreement. Derivative instrument transactions are included in *Contractual agreements* on the Consolidated Balance Sheet. Such transactions with affiliates are included in affiliated company balances.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These amounts are determined using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions, which may impact the level of precision in the Consolidated Balance Sheet. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark all positions consistently when only a subset of prices are directly observable. Values for non-exchange traded derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models based on experience to correlate more closely to the market risk of these instruments.

Valuation adjustments are an integral component of the mark-to-market process and are taken for individual positions where either the sheer size of the trade or other specific features of the trade or

particular market (such as counterparty credit quality or concentration or market liquidity) requires the valuation to be based on more than the simple application of the pricing models.

Other Receivables and Payables - Customer Transactions—Customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Mutual fund distribution fee revenues are accrued as earned, and redemption fee revenues are recognized upon receipt. Certain compensation costs related to sales of rear-load open-end mutual funds are deferred to match revenue recognition. Amortization of deferred amounts will be accelerated when it is determined that deferred expenses cannot be recovered.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades.

Interest and Other Receivables and Payables—Interest and other receivables include interest receivable on corporate and government obligations, dividends, customer receivables, stock borrowed transactions, receivables from commissions and fees and income taxes. Interest and other payables include interest payable for corporate and government obligations, customer payables, stock loan transactions, restructuring reserves and income taxes.

Compensation and Benefits Payables—Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Investing Activities—The Company holds certain equity investments at fair value that are included in *Other investments*. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses. Fair value of investments, including partnership interests, is estimated using a number of methods, including earnings multiples, cash flow analyses, and review of underlying financial conditions and other market factors. Accordingly, the Company's current estimate of fair value and the ultimate realization on these investments may differ. The Company transferred to an affiliate its passive minority interest in a privately held limited partnership that provides information services.

Borrowing Activities—Funding is principally obtained through loans from the Parent (see Note 3) and repurchase agreements.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Qualifying costs incurred in the development of internal-use software are capitalized and amortized over the useful life of the developed software, generally not exceeding three years.

Other Assets—Other assets consist primarily of prepaid pension expense related to plan contributions in excess of obligations, other prepaid expenses, deferred deal related expenses, goodwill and other deferred charges. Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. Under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* intangible assets with indefinite lives and goodwill are no longer amortized. Instead, these assets are tested annually for impairment. The Parent has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill relates exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Income Taxes—The results of operations of the Company are included in the consolidated U.S. federal income tax return of the Parent. The Parent allocates income taxes to its subsidiaries in a manner that approximates the separate company method.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the Consolidated Balance Sheet. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 11 for additional disclosures.

New Accounting Pronouncements—On January 17, 2003, the FASB issued FIN 46, which clarifies when an entity should consolidate another entity known as a Variable Interest Entity ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. FIN 46 does not apply to qualifying special purpose entities ("QSPEs"), the accounting for which is governed by SFAS No. 140. The Company adopted FIN 46 on February 1, 2003 for VIEs with which it became involved after January 31, 2003. On October 8, 2003, the FASB deferred the effective date for preexisting VIEs to the period ending after December 15, 2003. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46-R"). Companies are required to adopt either FIN 46 or FIN 46-R for periods ending after December 15, 2003. As a result, the Company has adopted FIN 46-R for substantially all VIEs and FIN 46 for the remaining VIEs as the method used for evaluating whether or not VIEs must be consolidated. This adoption had no material impact on the Company's Consolidated Balance Sheet.

On November 25, 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 requires certain disclosures be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. See Note 8 for these disclosures.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146

replaces guidance provided by Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* The Company adopted SFAS No. 146 as of the beginning of fiscal year 2003, which had no material impact on the Company's Consolidated Balance Sheet.

2. OTHER SIGNIFICANT EVENTS

Research - Related Settlement

In April 2003, the Securities and Exchange Commission, New York Stock Exchange, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002 had been reduced to final settlements with regard to ten securities firms, including MLPF&S. The final settlements pertaining to MLPF&S, which involve both monetary and non-monetary relief set forth in the regulators' announcements, concluded the regulatory actions against MLPF&S related to alleged conflicts of interest affecting research analysts. The settlement became final on October 31, 2003 when the Court entered the order approving the related agreement. MLPF&S entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements do not establish wrongdoing or liability for purposes of any other proceedings. Pursuant to this settlement, MLPF&S, among other things, will contribute $100 for the funding of independent research and investor education over five years, but did not pay any fines or make any additional civil payments. The full amount of the settlement-in-principle was accrued for in 2002.

Restructuring Charges

During the fourth quarter of 2001, the Parent formally committed to a restructuring plan designed to position the Parent and the Company for improved profitability and growth, which included the resizing of selected businesses and other structural changes. Restructuring included workforce reductions, facilities-related costs, including the closure or subletting of excess space, and the consolidation of Private Client offices. Asset write-offs primarily reflected the write-off of technology assets and furniture and equipment, which resulted from the Company's decision to close Private Client branch offices. Utilization of the restructuring reserve at December 26, 2003 was as follows:

	Initial Balance 2001	Utilized through 2002	Balance Dec. 27, 2002	Utilized in 2003	Balance Dec. 26, 2003
Category:					
Severance costs	$ 424	$ (420)	$ 4	$ (2)	$ 2
Facilities costs	108	(13)	95	(36)	59
Technology and fixed asset write-offs	63	(63)	-	-	-
Other costs	30	(19)	11	(9)	2
	$ 625	$ (515)	$ 110	$ (47)	$ 63
Staff Reductions	2,548	(2,496)	52	(52)	-

3. RELATED PARTY TRANSACTIONS

The Company has been engaged by Merrill Lynch International Incorporated ("MLII") as an agent for certain securities clearing, execution, and other related brokerage services required in or through markets located in the U.S. Accordingly, the Company transacts business with MLII customers on a fully disclosed basis. Pursuant to reciprocal agreements with MLII, the Company pays a fee for having brokerage customers serviced worldwide. MLPF&S carries the accounts of clients and affiliated

companies transacting regulated futures business, non-regulated spot commodities and foreign exchange forwards, on a fully-disclosed basis.

The Company clears certain securities and commodities transactions through or for other affiliated companies on both a fully disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$ 3,965
Receivables under securities borrowed transactions	4,634
Trading assets	775
Brokers and dealers	488
Other	713
	$ 10,575

Payables to affiliated companies are comprised of:

Due to Parent	$ 5,409
Brokers and dealers	4,338
Payables under securities loaned transactions	4,150
Payables under repurchase agreements	1,484
Customers	1,264
Trading liabilities	258
Uncollateralized variable-rate term loans	200
Other	181
	$ 17,284

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $2,964 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,692 of collateralized, short-term borrowings outstanding under three revolving loan agreements with available commitments totaling $2,900. Borrowings outstanding under these agreements, which mature 19 months following demand, are collateralized by fixed assets and securities.

4. TRADING AND RELATED ACTIVITIES

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing.

The Company enters into foreign currency forward contracts and simultaneously enters into offsetting contracts with affiliates. The net result of these trading gains and losses are immaterial. Forward contract commitments represent obligations to purchase or sell foreign currency with the seller agreeing to make delivery at a specified future date and at a specified price. The value of these forward contracts will be affected by foreign exchange rates.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Commodity Price Risk—The Company views its commodity contracts as financial instruments since they are generally settled in cash and not by delivery of the underlying commodity. Commodity price risk results from the possibility that the price of the underlying commodity may rise or fall.

Credit Risk—The Company is exposed to the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that

customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 26, 2003, the Company's most significant concentration of net credit risk was with the U.S. Government and its agencies. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $658 at December 26, 2003. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 26, 2003 totaled $18,456, of which $17,975 was from affiliated companies.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties. At December 26, 2003, the Company's aggregate exposure to credit risk associated with non-investment grade trading assets amounted to approximately $2,864.

Trading Derivatives—The table below presents fair values of the Company's trading derivatives as of December 26, 2003:

	Fair Value	
	Assets	**Liabilities**
Options	$ 1,290	$ 300
Forward contracts	-	1
Swap agreements	2,951	851

The above amounts include trading derivative assets of $775 and trading derivative liabilities of $258 with affiliated companies.

The Company attempts to enter into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, whenever

possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

Securities Financing Transactions—The Company enters into secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed, corporate debt, equity, and non-U.S. governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 26, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $113,622, of which $19,427 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $93,756, of which $8,862 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in *Trading assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 26, 2003 are as follows:

Corporate debt and preferred stock	$ 3,750
Mortgage and asset-backed	5,861
Total	$ 9,611

5. SECURITIZATIONS AND TRANSACTIONS WITH SPECIAL PURPOSE ENTITIES (SPEs)

Securitizations—In the normal course of business, the Company securitizes residential mortgage loans and municipal bonds. SPEs are often used when entering into or facilitating securitization transactions. The Company's involvement with SPEs used to securitize financial assets includes: establishing SPEs; selling assets to SPEs; underwriting, distributing, and making markets in securities issued by SPEs; engaging in derivative transactions with SPEs; and owning notes or certificates issued by SPEs.

The Company securitized assets of $56,352 for the year ended December 26, 2003. In 2003, cash proceeds from securitizations related to the following asset types:

Residential Mortgage Loans	$ 42,488
Municipal Bonds	11,055
Commercial Mortgage Loans	2,895
Total	$ 56,438

The Company may retain interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by SPEs created to securitize assets. The gain or loss on the sale of the asset is determined with reference to the previous carrying amount of the financial assets transferred, which is allocated between the asset sold and the retained interests, if any, based on their relative fair value at the date of transfer.

Retained interests in SPEs were approximately $1,552 at December 26, 2003, which related to residential and commercial mortgage loan securitization transactions. The majority of retained interests consist of securities that have observable market prices. Retained interests are held as *Trading assets.*

For residential and commercial mortgage loan securitizations the investors and the securitization trust have no recourse to the Company's other assets for failure of mortgage holders to pay when due. More than 80% of residential mortgage loan retained interests represent U.S. Government agency sponsored securitizations, which are guaranteed with respect to principal and interest.

The following table presents information on retained interests held by the Company at December 26, 2003 arising from the Company's residential and commercial mortgage loan securitization transactions, including the sensitivity of the current fair value of the retained interests to an immediate 10% and 20% adverse changes in those assumptions. Key economic assumptions and parameters shown in the table below represent inputs derived from these observable market values.

	Residential Mortgage Loans	Commercial Mortgage Loans
Retained interest (fair value)	$1,452	$ 100
Weighted average life (in years)	3.4	N/A
Credit losses (rate per annum)	0.3 %	N/A
Impact on fair value of 10% adverse change	(12)	-
Impact on fair value of 20% adverse change	(20)	-
Weighted average discount rate	6.9 %	3.9 %
Impact on fair value of 10% adverse change	(9)	(2)
Impact on fair value of 20% adverse change	(19)	(5)
Prepayment speed (CPR)	15.4 %	N/A
Impact on fair value of 10% adverse change	(11)	-
Impact on fair value of 20% adverse change	(20)	-

CPR = Constant Prepayment Rate

The preceding table does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge credit, interest rate and prepayment risks that are inherent in its retained interests. The Company employs hedging strategies that are structured to take into consideration the hypothetical stress scenarios above such that they would be effective in principally offsetting the Company's exposure to loss in the event these scenarios occur. In addition, the sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, changes in fair value based on a 10% or 20% variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not consider any corrective action that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

The weighted assumptions and parameters used initially to value retained interests relating to securitization effected in 2003 that were still held by the Company as of December 26, 2003 were as follows:

	Residential Mortgage Loans	Commercial Mortgage Loans
Weighted average life (in years)	5.6	N/A
Credit losses (rate per annum)	0.3 %	0.0 %
Weighted average discount rate	6.0 %	4.1 %
Prepayment speed assumption	17.9 %	N/A

The following table presents quantitative information about principal amounts outstanding, delinquencies, and net credit losses of securitized financial assets as of December 26, 2003.

	Residential Mortgage Loans	Commercial Mortgage Loans
Principal amount outstanding	$ 42,145	$ 2,306
Deliquencies	-	-
Net credit loans	-	-

6. SUBORDINATED BORROWINGS

At December 26, 2003, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Available
MLPF&S	19 months following demand	$ 6,450	$ 11,000
Subsidiaries:			
Merrill Lynch Professional Clearing Corp.	March 20, 2005	800	1,350
		$ 7,250	$ 12,350

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR.

On January 15, 2004, MLPF&S increased its subordinated debt by borrowing $200 from its Parent.

7. STOCKHOLDER'S EQUITY

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 26, 2003, there were no shares issued.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of equity securities prices that began in 2000 has resulted in increased legal actions against many firms, including the Company and will likely result in higher professional fees and litigation expenses than those incurred in the past.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

Given the number of these legal actions, investigations and proceedings, some are likely to result in adverse judgments, penalties, injunctions, fines or other relief. The Company believes it has strong defenses to, and where appropriate, will vigorously contest these actions. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. The Company believes, based on information available to it, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet, but may be material to the Company's operating results or cash flows for any particular period and may impact the Parent's credit ratings.

Leases—The Company has entered into various noncancelable long-term lease agreements for premises and equipment that expire through 2024, including the World Financial Center Headquarters ("WFC"). The Company has also entered into various noncancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 26, 2003 are presented below:

	WFC	Other
2004	$ 99	$ 205
2005	99	199
2006	99	188
2007	99	158
2008	99	125
Thereafter	470	255
Total	$ 965	$ 1,130

Total minimum rental commitments shown above have not been reduced by $296 of minimum sublease rentals to be received in the future under non-cancelable subleases. Certain leases contain renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments—In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 26, 2003 would not have a material effect on the consolidated financial condition of the Company.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $269 at December 26, 2003.

The Company has entered into agreements with providers of market data, communications, and systems consulting services. At December 26, 2003, minimum fee commitments over the remaining life of these agreements aggregated $439.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN 45. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.) that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps. The Company does not monitor whether its clients enter into these derivative contracts for speculative purposes or to protect against changes in an underlying that relates to an asset, liability or equity security of the client.

Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative transactions such as written interest rate caps and written currency options, the maximum payout is not quantifiable, because, for example, the rise in interest rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these type of contracts. However, it should be noted that the notional value significantly overstates the exposure to these contracts.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

These guarantees are summarized below:

Type of Guarantee	Carrying Value	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
Derivative contracts [1]	$ 596	$ 6,990	$ 5,409	$ 1,472	$ 77	$ 32
Performance guarantee [2]	-	6	-	-	-	-

(1)As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount.

(2)Marketable Securities are posted as collateral.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the Consolidated Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is

not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

9. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent.

Pension Plans—The U.S. defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings & Investment Plan ("401K"). These plans cover substantially all U.S. employees who have met service requirements.

The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions—The Company provides health and life insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. At December 26, 2003, neither the Company nor the Parent had funded these plans. A postretirement benefit obligation of $233 has been recorded as a liability to the Parent.

Postemployment Benefits—The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work-related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 26, 2003, since future severance costs are not estimable. See Note 2 - Restructuring Charges for severance costs specific to the restructuring.

10. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by the Parent which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans.

LTICP and ECAP—LTICP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain key employees of the Company. The costs associated with these plans are allocated to the Company by the Parent.

ESPP—ESPP allows eligible employees to invest from 1% to 10% of their eligible compensation to purchase the Parent's common stock at a price generally equal to 85% of its fair market value. The 15% discount has been eliminated effective January 10, 2004.

FACAAP—Under FACAAP, eligible employees in the Company's Private Client group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 are generally payable eight years from the date of grant in a fixed number of shares of the Parent's

common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value plus interest, in which case the minimum value plus interest is paid in cash. At December 26, 2003, the Company had $664 included in *Compensation and benefits liabilities* on the Consolidated Balance Sheet for FACAAP.

Other Compensation Arrangements—To give employees flexibility in meeting their future income needs, the Company participates in Parent-sponsored deferred compensation plans in which employees who meet certain minimum compensation requirements may participate. Contributions to the plans are made on a tax-deferred basis by participants, and returns on these contributions may be indexed to various Merrill Lynch mutual funds and other funds sponsored by affiliates. Certain plans may include a leverage feature. The Company also participates in several Parent sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the vesting criteria for the particular program. At December 26, 2003, accrued liabilities on the Consolidated Balance Sheet for these plans and grants totaled $914.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 26, 2003, the Company had investments totaling $647 on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $518 of the Company's liabilities.

11. INCOME TAXES

As part of the consolidated U.S. federal tax return of the Parent, the Company transfers to the Parent its current U.S. federal and state tax liabilities. At December 26, 2003, the Company had a current tax payable to the Parent of $86.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 26, 2003 are comprised of:

Valuation, restructuring and other reserves (1)	$ 369
Deferred compensation	747
Other, net	(4)
Net deferred tax asset	$ 1,112

(1) *Primarily related to Trading assets, Severance and Other liabilities, respectively.*

No valuation allowance was required at December 26, 2003.

12. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the Commodity Futures Trading Commission ("CFTC"). MLPF&S computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. At December 26, 2003, MLPF&S' regulatory net capital of $2,704 was 19% of aggregate debit items, and its regulatory net capital in excess of the minimum required was $2,419 at 2% of ADI. The CFTC also requires that minimum net capital should not be less than 4% of segregation and secured requirements. At

December 26, 2003, MLPF&S' regulatory net capital of $2,704 exceeded the CFTC minimum requirement of $225 by $2,479.

In addition, MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the Securities and Exchange Commission or other regulatory and exchange authorities. Net capital and excess net capital at December 26, 2003 as defined by these regulatory authorities is $642 and $626, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 26, 2003 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of customers securities with a contract value of $7,960 and $765, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 26, 2003, the MLPF&S's PAIB reserve computation indicated that MLPF&S had a PAIB reserve requirement of $136. MLPCC's PAIB reserve computation indicated that MLPCC had a PAIB reserve requirement of $2,337. For the December 26, 2003 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $210 and $2,570, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As a futures commission merchant, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 26, 2003, assets segregated and secured and held in separate accounts totaled $7,101 and $748 and exceeded requirements by $1,300 and $244 for MLPF&S and MLPCC, respectively.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, New York 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 26, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 26, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP